The City of New York
Office of the Comptroller
Brad Lander

June 6, 2023

Dear Fellow Mastercard Shareholder,

I urge you to support Proposal 7 at the annual meeting of Mastercard Incorporated (“Mastercard”) on June 27, 2023. Proposal 7 requests that Mastercard’s Board of Directors issue a public report, omitting proprietary and privileged information, concerning its oversight of management’s decision-making regarding any application to the International Standards Organization (ISO) to establish a merchant category code (MCC) for standalone gun and ammunition stores (hereinafter, “Firearms MCC”). This report should cover Mastercard’s governance of MCC standards, as well as disclose and explain the justification for its position on any applications to create a Firearms MCC.

Proposal 7 was submitted by the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, and the New York City Board of Education Retirement System (collectively “NYCRS”). NYCRS are long-term Mastercard investors, with approximately 1.1 million Class A common shares valued at more than $400 million as of March 31, 2023.

Credit card companies use a four-digit MCC, set by the ISO, to classify businesses by the types of goods and services sold. Prior to ISO’s action, unique merchant category codes existed for grocery stores, sporting goods stores, bicycle shops, and many other retailers — but not for standalone gun and ammunition stores. Although Mastercard has described adult content, firearms, alcohol and tobacco as “legally permissible but high-risk” merchant categories, separate merchant category codes existed for all but firearms.

It is in the long-term interest of Mastercard and its shareholders that its services are not used for criminal purposes. Moreover, the company should support actions that make it easier to detect illegal activity, not harder, particularly when illegal activity could be associated with mass shootings. Investors would like transparency on how Mastercard’s Board of Directors is overseeing positions taken on such MCC applications.

Shareholders should be able to assess whether Mastercard took a position on the creation of a proposed Firearms MCC that could allow it to mitigate reputational, regulatory, and litigation risks associated with illegal activity such as mass shootings or the diversion of legally purchased guns to illegal markets. As a broader matter, now that the Firearms MCC has been established, investors expect the company to follow through on its public commitment to implement the Firearms MCC, where permitted by law.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

In July 2021 and again in June 2022, the Amalgamated Bank submitted an application to the ISO requesting that it establish a Firearms MCC. As Proposal 7 explains, the ISO’s approval of an MCC for standalone gun and ammunition stores – and the implementation of that MCC by credit card companies, such as Mastercard – would allow banks to comply with their regulatory obligation to report suspicious purchasing activity associated with illegal activity,1 and credit card companies to voluntarily file this information under existing reporting systems. This could be accomplished without limiting or regulating legal gun sales.

DEVELOPMENTS AFTER THE PROPOSAL’S SUBMISSION

Mastercard has now flip-flopped twice on the adoption and implementation of dedicated Firearms MCC.

Mastercard employees were reportedly on an internal committee within the ISO that recommended the rejection of the Amalgamated Bank’s July 2021 application to the ISO to create a Firearms MCC.2

On September 9, 2022 – approximately two weeks after the Systems submitted the Proposal – the ISO approved the Amalgamated Bank’s June 2022 application for the creation of a Firearms MCC.3

Soon thereafter, Mastercard and the other major credit card companies abandoned their previously reported opposition to the new MCC and publicly committed to implement it across their payment networks.4 At the time, Mastercard stated: “With the ISO approving the proposed MCC, we now turn our focus to how it will be implemented by merchants and their banks as we continue to support lawful purchases on our network while protecting the privacy and decisions of individual cardholders.”5 (Emphasis added.)

In early March 2023, bills were introduced in some state legislatures to prohibit or limit banks and payment processors (such as Mastercard) from using the newly issued MCC.6 In response, Mastercard did a complete about-face on its public commitment and “paused” its work on implementing the Firearms MCC nationwide, even where it is clearly legal.7

Mastercard has not indicated when this “pause” will be lifted.

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1 31 CFR §1020.320.

2 https://www.cbsnews.com/news/bank-credit-cards-suspect-gun-ammo-sales/

3 https://amalgamatedbank.com/news/amalgamated-bank-petition-new-code-gun-and-ammunition-stores-has-been-approved-international.

4 https://abcnews.go.com/Business/credit-card-code-stop-mass-shootings/story?id=89746820.

5 Id.

6 https://www.dtnext.in/world/2023/03/03/us-republicans-aim-to-stymie-gun-sale-codes-at-state-level; States such as North Dakota, Florida, West Virginia, Mississippi, and Idaho subsequently enacted laws.

7 https://www.reuters.com/business/finance/mastercard-pause-work-new-payments-code-firearms-sellers-2023-03-09/.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

FAILURE TO IMPLEMENT THE FIREARMS MCC CREATES RISK FOR INVESTORS

In its 2022 Form 10-K, Mastercard acknowledges that there are enhanced risks associated with payment processing for certain merchants that Mastercard itself classifies as high risk, including those selling firearms, as well as for transactions in which the Company cannot detect or prevent illegal activities occurring over its payment network:

“Our business may be affected by actions taken by our customers, merchants or other organizations that impact the perception of our brands or the payments industry in general. From time to time, our customers may take actions that we do not believe to be in the best interests of our brands, such as creditor practices that may be viewed as ‘predatory’. Moreover, adverse developments with respect to our industry or the industries of our customers or other companies and organizations that use our products and services (including certain legally permissible but high-risk merchant categories, such as adult content, firearms, alcohol and tobacco) may also, by association, impair our reputation, or result in greater public, regulatory or legislative scrutiny, as well as potential litigation. We may also face similar scrutiny to the extent that we are unable to detect and/or prevent illegal activities using our payment products or otherwise occurring over our network.”8

While Mastercard has described adult content, firearms, alcohol and tobacco as “legally permissible but high-risk” merchant categories, separate merchant category codes have existed for all but firearms. See the MCC for Adult Content Video Tape Rental Stores (7841), Adult Dating and Escort (7273), Package Stores, Beer, Wine, and Liquor (5921), and Cigars and Tobacco, including stands (5993).9

Although applications to the ISO for the creation of a dedicated MCC for standalone gun and ammunition stores are relatively recent, the role of the credit card industry in financing mass shootings was documented years ago.

In 2018, Aaron Ross Sorkin of the New York Times published a lengthy investigative report entitled “How Banks Unwittingly Finance Mass Shootings,” which detailed how some mass shooters during the prior decade had “built their stockpiles of high-powered weapons with the convenience of credit” with “[n]o one watching.” Based on interviews and a review of hundreds of documents, including police reports and credit card receipts from a decade of mass shootings, the New York Times reported that the following shootings involved credit cards: Virginia Tech in 2007, Binghamton in 2009, Fort Hood in 2009, Aurora in 2012, San Bernardino in 2015, Orlando in 2016, Sutherland Springs in 2017, and Las Vegas in 2017.10

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8 EXB 31.1 - 12.31.2022-2023-02-14-17-08 (q4cdn.com), at p. 37.

9 https://www.mastercard.us/content/dam/mccom/en-us/documents/rules/quick-reference-booklet-merchant-edition.pdf.

10 https://www.nytimes.com/interactive/2018/12/24/business/dealbook/mass-shootings-credit-cards.html.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Particularly alarming were facts surrounding the Pulse Nightclub shooting in Orlando, Florida. The mass shooter opened six new credit accounts and used the new cards to purchase over $26,000 worth of guns and ammunition in the 12 days leading up to the shooting. The shooter had previously spent an average of $1,500 per month on his only credit card and he ran internet searches for “credit card reports all three bureaus,” “FBI,” and “Why banks stop your purchases.” But, as Sorkin notes, “[the shooter] needn’t have worried. None of the banks, credit card network operators or payment processors alerted law enforcement officials about the purchases he thought were so suspicious.” The article then detailed how “the financial industry is uniquely positioned to see, if it chose to do so, a potential killer’s behavior in a way that retailers, law enforcement officials, concerned family members or mental health professionals cannot.”

MASTERCARD'S STANCE ON MCC APPLICATION FOR GUN STORES REMAINS UNEXPLAINED AND UNDISCLOSED

Mastercard, which has reportedly opposed the creation of a Firearms MCC in the past, has neither disclosed nor explained the justification for its position on any applications to create an MCC for gun and ammunition stores, as requested by Proposal 7.

In its opposition statement to Proposal 7, Mastercard fails to address the fundamental question posed by the Proposal and again deflects any responsibility regarding the creation of a Firearms MCC.

Rather than disclose its position, the company merely asserts that “[t]he Registration and Maintenance Management Group (RMMG) at the ISO that Mastercard participates in did not establish the MCC.” Mastercard’s opposition statement is artfully drafted to provide no actual transparency nor take any responsibility concerning its position on the issue. Such a response simply ignores the request for transparency regarding the company’s position and on any ISO applications.

After the ISO’s subsequent actions to establish a Firearms MCC, and Mastercard’s recent public flip-flop with respect to implementation of the MCC, it is past time for the company to report on its position and the Board’s oversight with respect to management’s decision-making on this important issue.

FAILURE TO IMPLEMENT THE FIREARMS MCC HINDERS FINANCIAL INSTITUTIONS’ REGULATORY COMPLIANCE AND LAW ENFORCEMENT

When NYCRS’ submitted Proposal 7 in August 2022, there was no dedicated Firearms MCC. Instead, this high-risk category was lumped nonsensically together with the MCC for “Miscellaneous and Specialty Retail Stores,” a category that includes, among other things, map and atlas stores, party supply stores, silk flower shops, sunglasses shops, and beauty supply stores.” 11

In opposing Proposal 7, Mastercard asserts that MCCs were never intended to be used as a law enforcement tool and that they have limitations, such as not providing insight into specific purchases. Investors acknowledge that the Firearms MCC does not identify the specific purchase at a retailer. Instead, the Firearms MCC identifies a high-risk retail category with its own code (rather than lumping it together with silk flower shops) thereby facilitating the detection of illegal activity.

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11 https://www.mastercard.us/content/dam/mccom/en-us/documents/rules/quick-reference-booklet-merchant-edition.pdf at p. 138.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

In its opposition statement to Proposal 7, Mastercard states without specificity that they deploy a variety of resources and tools across the globe to identify, monitor and, where appropriate, remediate unlawful network activity. As investors, we would expect Mastercard to use all available tools at their disposal. However, the one tool we know they do not deploy to help detect illegal activity is the Firearms MCC, even where it is clearly legal and in fact encouraged.

Absent a Firearms MCC implemented by credit card companies, financial institutions are less likely to be able to appropriately detect or report suspicious purchasing activity. Financial institutions are required to report certain suspicious transactions relevant to a possible violation of law, which could include gun trafficking. Gun trafficking refers to the diversion of guns from lawful commerce into the illegal market and can occur both within states and across state lines.12

As one District Attorney’s office noted, “the codes would allow banks to flag suspicious purchases, for example when people buy a single gun from multiple stores in order to avoid required forms for multiple purchases - just as banks already flag other transactions. ‘If the banks could raise their hand when they see indicators of moving money around for narcotics, then they could raise their hand for gun trafficking.’”13

Following the decision by Mastercard and other credit card companies to pause work on the Firearms MCC, a coalition of 14 state Attorneys General condemned the companies for “walking back their commitment to implement a new merchant code for gun sales that would help prevent mass shootings and curb gun violence.”14

CONCLUSION

It is in the long-term interest of Mastercard and its shareholders that its services are not used for criminal purposes. Shareholders should be able to assess whether Mastercard took a position on the creation of a proposed Firearms MCC that could allow it to mitigate reputational, regulatory, and litigation risks associated with illegal activity such as mass shootings or the diversion of legally purchased guns to illegal markets. Investors also expect the company to follow through on its commitment to implement the Firearms MCC where it is permitted by law.

Therefore, I urge you to vote FOR Proposal 7. For questions, please contact Michael Garland, in the New York City Comptroller’s Office at mgarlan@comptroller.nyc.gov.

Sincerely,

Brad Lander

New York City Comptroller

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12 https://giffords.org/lawcenter/gun-laws/policy-areas/crime-guns/trafficking-straw-purchasing/.

13 https://www.dtnext.in/world/2023/03/03/us-republicans-aim-to-stymie-gun-sale-codes-at-state-level.

14 https://www.njoag.gov/ag-platkin-leads-multistate-condemnation-of-major-credit-card-companies-about-face-on-pledge-to-implement-new-merchant-code-to-help-flag-potential-mass-shooters-and-gun-traffickers/.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov